NEWS RELEASE 06-11	May 3, 2006

TECK COMINCO TO FUND NEXT US$15 MILLION ON FRONTEER’S GOLD PROJECTS IN WESTERN TURKEY

Fronteer Development Group (Fronteer) (FRG-TSX/AMEX) is pleased to announce that Teck Cominco Limited’s Turkish subsidiary (TCAM), has elected to exercise its right to earn an interest in Fronteer’s 100% owned Agi Dagi and Kirazli gold projects by spending an aggregate of US$15 million over the next two years to accelerate ongoing exploration and development.

“Our decision is a reflection of the quality of the work carried out by Fronteer,” says Fred Daley, Vice President, Exploration, Teck Cominco Limited. “We are impressed by the manner in which Fronteer has advanced and built value in these projects.”

By spending US$15 million over the next two years (US$10 million at Agi Dagi and US$5 million at Kirazli), TCAM can earn a 60% interest in the projects, with the right to acquire a further 10% upon completion of additional earn-back requirements. Half of TCAM’s US$15 million expenditure must be spent within the next 12 months.

Under this option, TCAM does not earn any incremental interest in either project until it has met its full expenditure requirements for that project within the 2 year timeframe. During the earn-back period, Fronteer retains its 100% ownership of the projects.

“This decision by TCAM is a testament to the world class potential of this emerging gold district and represents a strong endorsement from one of the world’s most successful and well respected mining companies,” says Dr. Mark O’Dea, Fronteer’s President and CEO. “We are delighted with TCAM’s decision and believe that Fronteer shareholders will benefit by having a senior partner whose reputation, financial strength and technical expertise can accelerate the projects toward production.”

Fronteer completed its four year 100% earn-in in just less than 24 months, and invested US$7.5 million in discovery stage exploration on the projects. Moving forward, TCAM will be the project operator; Fronteer will have strong technical involvement in the project and ensure continuity by providing technical expertise and ground personnel.

RESOURCE BASE

Fronteer has established a compliant resource base of 217,000 indicated ounces of gold and 1,043,000 inferred ounces of gold along with 425,000 indicated ounces of silver and 4,697,000 inferred ounces of silver at Agi Dagi. At Kirazli, Fronteer established a resource base of 244,000 indicated ounces of gold and 563,000 inferred ounces of gold along with 1,693,000 indicated ounces of silver and 3,859,000 inferred ounces of silver.

This is based on 7,800,000 tonnes at 0.86 g/t gold at Agi Dagi for 217,000 Indicated ounces and 34,780,000 tonnes at 0.93 g/t gold for 1,043,000 Inferred ounces of gold. At Kirazli 5,430,000 tonnes at 1.40 g/t gold for 244,000 Indicated ounces of gold, and 17,810,000 tonnes at 0.98 g/t gold for 563,000 Inferred ounces of gold have been outlined. The silver resource is based on 7,800,000 tonnes at 1.69 g/t silver for 425,000 Indicated ounces and 34,780,000 tonnes at 4.20 g/t silver for 4,697,000 Inferred ounces of silver at Agi Dagi. At Kirazli, a total of 5,430,000 tonnes at 9.70 g/t silver for 1,693,000 Indicated ounces and 17,810,000 tonnes at 6.74 g/t silver for 3,859,000 Inferred ounces constitute the silver resource.

The gold zones remain open on both projects and the geological potential to add resources remains positive.

ABOUT FRONTEER

Fronteer is a 'discovery stage' exploration company focused on precious and strategic metals.

Fronteer holds a 49.3% equity interest in Aurora Energy Resources Inc., (TSX: AXU) a newly listed TSX listed uranium company with a market capitalization of more than $250 million and an asset base that is underpinned by one of the largest undeveloped uranium deposits in Canada.

In addition to uranium in Labrador, Fronteer recently acquired an 80% interest in a new copper-gold-uranium district in the Yukon called the Wernecke Breccias, on which exploration is scheduled to commence this summer.

Fronteer is also preparing for an upcoming drill program on a new silver-gold discovery in Mexico, which is also under option from Teck Cominco’s Mexican subsidiary.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Rick Valenta, Ph.D., P. Geo., V.P. Exploration for Fronteer Development Group Inc., is the designated Qualified Person for Fronteer.

The Independent Qualified Person responsible for the gold resource estimates for Agi Dagi and Kirazli in Turkey is Gary Giroux, P. Eng. of Giroux Consultants Ltd. The current resources includes 7,800,000 tonnes @ 0.86 g/t gold for and Indicated Resource of 217,000 ounces and 34,780,000 tonnes @ 0.93 g/t gold for an Inferred Resource of 1,043,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 1.40 g/t gold for an Indicated Resource of 244,000 ounces and 17,810,000 tonnes @ 0.98 g/t gold for an Inferred Resource of 563,000 ounces at Kirazli. The current silver resources includes 7,800,000 tonnes @ 1.69 g/t silver for an Indicated Resource of 425,000 ounces and 34,780,000 tonnes @ 4.20 g/t silver for an Inferred Resource of 4,697,000 ounces at Agi Dagi. It also includes 5,430,000 tonnes @ 9.70 g/t silver for an Indicated Resource of 1,693,000 ounces and 17,810,000 tonnes @ 6.74 g/t silver for an Inferred Resource of 3,859,000 ounces at Kirazli. See Fronteer press release dated January 26, 2006.

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.